Invesco PowerShares 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

May 26, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(1) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 245 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to amend a prior 485(a) filing, Post-Effective Amendment No. 205, filed on September 4, 2015, in regards to a new series of the Trust, the PowerShares Variable Rate Investment Grade Portfolio.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (630) 684-6927.

Very truly yours,

/s/ Melissa Nguyen

Melissa Nguyen

Senior Counsel

800 983 0903 invescopowershares.com @PowerShares